

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2010

*Sent via U.S. Mail and facsimile to (559)323-3310*

David A. Kinross
Senior Vice President and Chief Financial Officer
Central Valley Community Bancorp
7100 North Financial Drive
Fresno, CA 93720

> **RE:** **Central Valley Community Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the Period Ended September 30, 2009**
> **Filed November 13, 2009**
> **File No. 000-31977**

Dear Mr. Kinross,

We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief